Exhibit 99.1

Ossen Innovation Announces First Quarter 2015 Financial Results

Earnings Conference Call is Scheduled for 8:30 am EDT on June 29, 2015

SHANGHAI, June 26, 2015 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the quarter ended March 31, 2015.

•	Revenues decreased by 4.5% to $26.8 million for the three months ended March 31, 2015, mainly due to weakness in rare earth coated products sales and partially offset by strength in zinc coated, plain surfaced and others products.
•	Net income attributable to Ossen Innovation increased by 79.1% to $0.9 million, or $0.04 per share, for the three months ended March 31, 2015, compared to $0.5 million, or $0.02 per share, for the same period of last year.
•	Gross margin improved by more than four points to 13.5% for the three months ended March 31, 2015, due to improvement in gross margin for coated PC steel materials that include both rare earth and zinc coated products and partially offset by decrease in gross margin for plain surface PC strands and others.
•	Operating margin improved by approximately two points to 6.2% for the three months ended March 31, 2015 from 4.3% for the same period of last year.

Dr. Liang Tang, Chairman of Ossen Innovation, commented: “The overall business environment remained challenging for us during the first quarter of 2015 as China’s economy continued to lose steam with its GDP growth hitting the lowest point in six years to just 7.0%, leading to a 4.5% year-over-year decrease in our total revenues. However, we continued to execute well and improved net income and gross and operating margins significantly on a year-over-year basis, leading to an EPS of $0.04 for the first quarter of 2015 from $0.02 for the same period of last year.”

Three Months Ended March 31, 2015 Financial Results

	For the Three Months Ended March 31,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$26.8	$28.0	-4.5%
Gross profit	$3.6	$2.6	37.2%
Gross margin	13.5%	9.4%	4.1%
Operating income	$1.7	$1.2	39.5%
Operating margin	6.2%	4.3%	2.0%
Net income attributable to Ossen Innovation	$0.9	$0.5	79.1%
EPS	$0.04	$0.02	79.1%

For the three months ended March 31, 2015, revenues decreased by $1.3 million, or 4.5%, to $26.8 million from $28.0 million for the same period of last year, mainly due to weakness in rare earth coated products sales and partially offset by strength in zinc coated, plain surfaced and others products. The sales of coated PC steel materials, including both rare earth and zinc coated products, decreased by $4.4 million, or 16.6%, to $22.1 million and accounted for 83% of total sales for the three months ended March 31, 2015. The sales of rare earth and zinc coated products were $18.2 million and $3.9 million, respectively, for the three months ended March 31, 2015, compared to $26.5 million and nil, respectively, for the same period of last year. The sales of plain surface PC strands and others increased by approximately $3.1 million, or 210.0%, to $4.6 million and accounted for 17% of total sales for the three months ended March 31, 2015 mainly due to increased sales volume of plain surface PC strands as well as sales of other products.

Gross profit increased by approximately $1.0 million, or 37.2%, to $3.6 million for the three months ended March 31, 2015 from $2.6 million for the same period of last year. Gross margin was 13.5% for the three months ended March 31, 2015, compared to 9.4% for the same period of last year. Gross margins for rare earth and zinc coated products were 11.6% and 26.2%, respectively, for the three months ended March 31, 2015, compared to 8.9% and nil, respectively, for the same period of last year. Gross margin for plain surface PC Strands and others was 11.3% for the three months ended March 31, 2015, compared to 19.1% for the same period of last year.

Selling expenses increased by $0.02 million, or 14.8%, to approximately $0.1 million for the three months ended March 31, 2015. General and administrative expenses increased by $0.5 million, or 36.9%, to $1.8 million for the three months ended March 31, 2015 mainly due to increase in the provision for bad debts. As a result, total operating expenses increased by $0.5 million, or 35.2%, to approximately $2.0 million for the three months ended March 31, 2015 from $1.4 million for the same period of last year.

Operating income was $1.7 million, or 6.2% of total revenues, for the three months ended March 31, 2015, compared to $1.2 million, or 4.3% of total revenues, for the same period of last year.

Net income increased by approximately $0.3 million, or 64.9%, to $0.9 million for the three months ended March 31, 2015 from $0.5 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.4 million, or 79.1%, to $0.9 million for the three months ended March 31, 2015 from $0.5 million for the same period of last year. Earnings per share, both basic and diluted, were $0.04 for the three months ended March 31, 2015, versus $0.02 for the same period of last year.

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Balance Sheet and Cash Flows

The Company had approximately $10.8 million of cash and restricted cash as of March 31, 2015, compared to $18.3 million at December 31, 2014. Accounts receivable were $68.7 million as of March 31, 2015, compared to $53.8 million at December 31, 2014. The days of sales of outstanding (DSO) were 206 days for the three months ended March 31, 2015 compared to 151 days for the year of 2014. The increase in DSO is attributable to the higher accounts receivable as of March 31, 2015 pushing the Company higher than its historical range. The balance of prepayment to suppliers for raw materials totaled $54.1 million as of March 31, 2015, compared to $56.3 million at December 31, 2014. The Company had inventories of $16.0 million as of March 31, 2015, compared to $20.1 million at the end of 2014. Total working capital was $109.7 million as of March 31, 2015, compared to $108.0 million at December 31, 2014.

Net cash provided by operating activities was $3.6 million for the three months ended March 31, 2015, compared to net cash used in operating activities of $1.1 million for the same period of last year. Net cash used in investing activities was $0.016 million for the three months ended March 31, 2015, compared to $0.001 million for the same period of last year. Net cash used in financing activities was $4.1 million for the three months ended March 31, 2015, compared to $0.1 million for the same period of last year.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation First Quarter 2015 Conference Call” or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation First Quarter 2015 Conference Call
Date:	Monday, June 29, 2015
Time:	8:30 am EDT, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	71214017

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Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through July 7, 2015. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 71214017 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/jh9aiioi.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com Investor Relations Weitian Group LLC Phone: +1-917-609-0333 Email: tina.xiao@weitian-ir.com

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OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2015	2014
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$784,640	$684,592
Restricted cash	10,050,376	17,572,732
Notes receivable – bank acceptance notes	-	9,925,155
Accounts receivable, net of allowance for doubtful accounts of $2,295,907 and $1,874,330 at March 31, 2015 and December 31,2014, respectively	68,672,444	53,764,414
Inventories	15,983,332	20,137,901
Advance to suppliers	54,114,560	56,327,390
Other current assets	1,012,951	946,319
Total Current Assets	150,618,303	159,358,503
Property, plant and equipment, net	6,857,517	7,174,646
Land use rights, net	4,223,735	4,231,348
TOTAL ASSETS	$161,699,555	$170,764,497

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	March 31,	December 31,
	2015	2014
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$18,217,168	$26,521,315
Short-term bank loans	15,521,354	18,711,357
Accounts payable	3,520,025	3,217,076
Customer deposits	682,205	588,005
Income tax payable	798,241	552,459
Other payables and accrued expenses	2,038,242	1,622,958
Due to related party	-	69,469
Due to shareholder	130,000	100,000
Total Current Liabilities	40,907,235	51,382,639
Bond payable	16,075,195	15,972,837
TOTAL LIABILITIES	56,982,430	67,355,476

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,901,959 shares outstanding as of March 31, 2015 and December 31, 2014, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,124,079	5,021,752
Retained earnings	45,732,899	44,971,082
Treasury stock, at cost: 98,041 shares as of March 31, 2014 and December 31, 2013, respectively	(96,608)	(96,608)
Accumulated other comprehensive income	8,862,493	8,425,697
TOTAL SHAREHOLDERS’ EQUITY	93,794,318	92,493,378
Non-controlling interest	10,922,807	10,915,643
TOTAL EQUITY	104,717,125	103,409,021
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$161,699,555	$170,764,497

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OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
	2015	2014

REVEUNUES	$26,768,356	$28,036,908
COST OF GOODS SOLD	23,141,983	25,392,916
GROSS PROFIT	3,626,373	2,643,992
Selling expenses	124,435	108,438
General and administrative expenses	1,833,670	1,339,531
Total Operating Expenses	1,958,105	1,447,969

INCOME FROM OPERATIONS	1,668,268	1,196,023
Financial expenses, net	(753,917)	(700,735)
Other income, net	139,314	168,265
INCOME BEFORE INCOME TAX	1,053,665	663,553
INCOME TAX	(182,357)	(135,272)
NET INCOME	871,308	528,281
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	7,164	45,829
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	864,144	482,452
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	436,796	495,320
TOTAL OTHER COMPREHENSIVE INCOME	436,796	495,320
COMPREHENSIVE INCOME	$1,300,940	$977,772

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.04	$0.02
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,901,959	19,901,959

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OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$871,308	$528,281
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	387,371	388,213
Share-based compensation expense
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(14,908,029)	3,991,328
Inventories	4,154,569	(15,112,464)
Advance to suppliers	2,212,830	(3,811,538)
Other current assets	(66,632)	814,733
Notes receivable - bank acceptance notes	9,925,155	(2,446,020)
Notes receivable from related party - bank acceptance notes	-	12,915,099
Increase (Decrease) In:
Accounts payable	302,949	(156,056)
Customer deposits	94,199	2,061,988
Income tax payable	245,782	176,656
Other payables and accrued expenses	415,285	(612,444)
Due to related party	(69,469)	78,722
Due to shareholder	30,000	50,000
Net cash provided by/(used in) operating activities	3,595,318	(1,133,502)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(16,736)	(1,150)
Net cash used in investing activities	(16,736)	(1,150)

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	Three Months Ended March 31,
	2015	2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	7,522,356	6,100,001
Proceeds from short-term bank loans	-	8,336,466
Repayments of short-term bank loans	(3,254,996)	(6,701,865)
Proceeds from notes payable-bank acceptance notes	6,428,618	15,365,252
Repayment of notes payable-bank acceptance notes	(14,810,234)	(23,211,338)
Net cash used in financing activities	(4,114,256)	(111,484)

DECREASE IN CASH AND CASH EQUIVALENTS	(535,674)	(1,246,136)
Effect of exchange rate changes on cash	635,722	868,927
Cash and cash equivalents at beginning of period	684,592	1,139,451
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$784,640	$762,242

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$67,249	$241,679
Interest paid	$359,116	$572,627
Non-cash transactions:
Appropriation to statutory reserve	$102,327	$64,402

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